April 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. James Lopez
Mr. Ruairi Regan

Re:	National Beverage Corp.
Annual Report on Form 10-K
Filed July 13, 2017
File No. 001-14170

Dear Mr. Lopez and Mr. Regan:

This letter is being provided on behalf of National Beverage Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 23, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2017 that was filed with the Commission on July 13, 2017 (File No. 001-14170).

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below the comment.

Management’s Discussion and Analysis … (page 16)

We note your response that VPO and VPC metrics are not used to manage the execution side of your business and are not key performance indicators. However, we note the statement that you “utilize” two proprietary techniques to magnify these measures, which “creates growth never before thought possible.” We also note the statement in your press release furnished May 8, 2017 that an “impressive VPO calculator that was reflected on the cover of our fiscal year 2015 Proxy is flashing solid green numbers as we bring FY 2017 to a close.” Please provide an expanded response that explains VPO and VPC metrics and reconciles the statement that VPO and VPC are not utilized to manage your business and are not key performance indicators.

Response:

VPO (Velocity per Outlet) is calculated by dividing the number of units sold by a given customer during a specified time period by the number of outlets stocking the product. VPC (Velocity per Capita) is calculated by dividing the number of units sold in a given geographic area by the population of the area.

VPO metrics are used to establish goals for certain customers, identify poor performing stores, and, when combined with proprietary customer survey data, utilized to give customers better insight into their consumers. Such data is collected only for certain customers and cannot practically be used to establish goals or targets for the Company as a whole, nor can VPO data be applied to every customer. As a result, such metrics are used primarily for brand planning and execution for specific customers.

The Company uses VPC data primarily to quantify the average number of beverages by category that people consume each year in the United States. VPC highlights the opportunity for growth by comparing per capita consumption of sparkling water in the United States to that of other developed markets. As such, VPC data is often incorporated in customer sales presentations.

Although VPO and VPC are components in marketing and evaluating performance by customer, the data underlying these metrics is proprietary, and we believe the results of this use and the performance of our brands justify the use of the descriptions included in our press releases. This data, as compiled and used by our marketing section, would not give readers a view of the Company through the “eyes of management” as that term is used in SEC Release No. 33-8350.

We thank you for your comments. If you have any further questions or need additional information, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

By: /s/ Gregory P. Cook

Gregory P. Cook

Vice President – Controller and

Chief Accounting Officer